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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     Schedule 13D
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)



                                   XIOX CORPORATION
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                                   (Name of Issuer)


                                    Common Stock
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                            (Title of Class of Securities)


                                      983905100
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                                    (CUSIP Number)

                                   Philip Vermeulen
                           Flanders Language Valley G.C.V.
                                   Industrielaan 31
                                     B-8900 Ieper
                                       Belgium
                                  011 32 2 223 0323

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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                    March 24, 1998
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               (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                            (Continued on following pages)

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CUSIP NO.  983905100                   13D                     Page 2 of 8 Pages
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       FLANDERS LANGUAGE VALLEY G.C.V.

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) / / (b) / /
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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS*
            WC
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
            BELGIUM
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                      7    SOLE VOTING POWER
       NUMBER                   785,697
         OF        -------------------------------------------------------------
       SHARES         8    SHARED VOTING POWER
    BENEFICIALLY                0
      OWNED BY     -------------------------------------------------------------
     REPORTING        9    SOLE DISPOSITIVE POWER
       PERSON                   785,697
        WITH       -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                                0
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             785,697
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                           / /
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                             24.99%
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  14   TYPE OF REPORTING PERSON*
                      CO
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  PAGE 2 OF 7 PAGES

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CUSIP NO.  983905100                  13D                      Page 3 of 8 Pages
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       FLANDERS LANGUAGE VALLEY MANAGEMENT N.V.
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) / / (b) / /
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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS*
            AF
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                    / /
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
            BELGIUM
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                      7    SOLE VOTING POWER
       NUMBER                   785,697
         OF        -------------------------------------------------------------
       SHARES         8    SHARED VOTING POWER
    BENEFICIALLY                0
      OWNED BY     -------------------------------------------------------------
     REPORTING        9    SOLE DISPOSITIVE POWER
       PERSON                   785,697
        WITH       -------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                                0
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             785,697
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                            / /
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                             24.99%
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  14   TYPE OF REPORTING PERSON*
                      CO
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  PAGE 3 OF 7 PAGES

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Flanders Language Valley G.C.V. hereby amends its statement on Schedule 13D filed with the Securities and Exchange Commission on November 4, 1997 (the "Original Schedule 13D") with respect to the Common Stock of XIOX Corporation.

ITEM 1.   SECURITY AND ISSUER

     The class of securities to which this Statement relates is the common stock (the "Common Stock") of XIOX Corporation, a Delaware corporation, (the "Corporation") whose principal executive offices are at 577 Airport Blvd., Suite 700, Burlingame, California 94010.

ITEM 2.   IDENTITY AND BACKGROUND

     FLANDERS LANGUAGE VALLEY G.C.V.

     Flanders Language Valley G.C.V. ("FLV"), a corporation organized under Belgium law, is in the business of making venture capital investments. Its business address and the address of its principal office is at Industrielaan 31, B-8900 Ieper, Belgium.

     FLV has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Flanders Language Valley Management N.V. ("FLVM"), a corporation organized under Belgium law, serves and functions as the sole director and officer of FLV.

     FLANDERS LANGUAGE VALLEY MANAGEMENT N.V.

     FLVM's sole business activity involves the management of FLV's venture capital investments. Its business address and the address of its principal office is at Industrielaan 31, B-8900 Ieper, Belgium.

     FLVM has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Jean Van Marcke is the Chairman of FLVM. He has served as a director of FLVM since December 22, 1995.

     Mr. Philip Vermeulen is the Managing Director of FLVM. He has served as a director of FLVM since December 22, 1995.

     Mr. Fernand Cloet is a Director of FLVM. He has served as a director of FLVM since December 22, 1995.

     Mr. William Hardemen is a Director of FLVM. He has served as a director of FLVM since December 22, 1995.

     Mr. Wilfried Vandepoel is a Director of FLVM. He has served as a director of FLVM since February 16, 1996.

     Mr. Johan Vannieuwenhuyze is a Director of FLVM. He has served as a director of FLVM since February 16, 1996.

                                  PAGE 4 OF 7 PAGES

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          (All dollar amounts refer to U.S. currency)

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     FLV acquired an additional 211,297 shares of Common Stock pursuant to the terms of the Agreement (SEE ITEM 6. BELOW).

ITEM 4.   PURPOSE OF TRANSACTION

     The acquisition of the Corporation's securities was made for investment.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) FLV beneficially owns 785,697 shares of Common Stock. This represents 24.99% of the outstanding Common Stock of the Corporation (calculated pursuant to Rule 13d-3(d)(1)). The other filing persons also beneficially own theses share, via their control of FLV's voting and investment decisions.

     (b)  FLV has sole power to vote and dispose of 785,697 shares of Common
          Stock.

     (c) On July 7, 1997, FLV purchased 40,000 shares of Common Stock for $200,000. On September 24, 1997, FLV purchased an additional 534,400 shares of Common Stock for $2,672,000, subject to future adjustment. On March 25, 1998, FLV acquired an additional 211,297 shares of Common Stock as a result of a purchase price adjustment for the shares purchased on September 24, 1997.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The Corporation and FLV are parties to a June 30, 1997 agreement (the "Agreement") providing for the purchase by FLV of an aggregate of 574,400 shares of the Corporation's Common Stock for an aggregate purchase price of $2,872,000, subject to future adjustments. Pursuant to the Agreement on July 7, 1997, the Corporation sold 40,000 shares of its Common Stock to FLV, and on September 24, 1997, the Corporation sold 534,400 shares of its Common Stock to FLV for an aggregate purchase price of $200,000 and $2,672,000, respectively. On September 29, 1997 Xiox Flanders N.V. was incorporated in Belgium pursuant to the Agreement to be owned 94.9% by the Corporation and 5.1% by FLV.

          The Corporation has agreed to appoint a designee of FLV to the Board of Directors and in subsequent elections has agreed to cause a designee of FLV to be nominated to the Board. The right of designation will terminate at such time as FLV no longer owns at least 10% of the outstanding shares of the Corporation, or five years after June 30, 1997, whichever occurs first. The Corporation has also granted FLV certain registration rights.

                                  PAGE 5 OF 7 PAGES
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ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None.

                                  PAGE 6 OF 7 PAGES
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SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct.


April 20, 1998      FLANDERS LANGUAGE VALLEY, G.C.V.

                    By:  FLANDERS LANGUAGE VALLEY MANAGEMENT, N.V.



                         By:  /s/ Philip Vermeulen
                            -------------------------------------
                         Title:    Managing Director
                               ----------------------------------



April 20, 1998      FLANDERS LANGUAGE VALLEY MANAGEMENT, N.V.



                         By:  /s/ Philip Vermeulen
                            -------------------------------------
                         Title:  Managing Director
                               ----------------------------------








ATTENTION:     Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).

                                  PAGE 7 OF 7 PAGES